SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 February 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 22 February 2017 re: Directorate Change

22 February 2017

LLOYDS BANKING GROUP:  DIRECTOR CHANGES

Lloyds Banking Group plc (the "Group") announces that Anthony Watson, Senior Independent Director, will retire from the Board at the 2017 Annual General Meeting ("AGM") on 11 May 2017. In addition Nick Luff, an independent Non-Executive Director and Chairman of the Audit Committee, has notified the Board that due to other commitments he does not feel able to seek re-election at the 2017 AGM and will stand down from the Board at that time.

Anita Frew, Deputy Chairman, will succeed Mr Watson as Senior Independent Director following the AGM.  Ms Frew will combine the role of Senior Independent Director with the role of Deputy Chairman, which she has held since May 2014. Ms Frew's significant board, financial and investment management experience, including as a Senior Independent Director, make her ideally suited to take on this role.

Mr Luff will be succeeded as Chairman of the Audit Committee by Simon Henry, an independent Non-Executive Director. Mr Henry, who joined the Board in 2014, has significant financial experience in the UK listed environment, and will be retiring as Chief Financial Officer of Royal Dutch Shell plc in March 2017.

Commenting on the changes, Lord Blackwell, Chairman, said: "I would like to thank both Tony and Nick for their significant contributions to the Board. We are very grateful for Tony Watson's long service as Senior Independent Director, an appointment he has held since May 2012.  We would also like to thank Nick Luff for his leadership and commitment in chairing the Audit Committee over the past 4 years. Both will be missed, but I am delighted that Anita and Simon have agreed to take on these important roles."
For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 February 2017